Exhibit 99.1

For immediate release
March 10, 2006

Terra Nova Operating at Reduced Rates

Petro-Canada (TSX: PCA, NYSE: PCZ) St. John’s, NL - The Terra Nova Floating Production Storage & Offloading (FPSO) vessel is currently operating at reduced production levels owing to a combination of factors.

The drilling of a production well in the Far East block has been delayed largely due to equipment issues. The production well is now expected to be on stream by the end of March. In addition, a six-day unscheduled shutdown in February for repairs and a mechanical failure in the gear box of one of the two main power generators have reduced production on the FPSO. Replacement of the generator gear box is expected to be completed by the end of the second quarter.

As a result, Petro-Canada now expects Terra Nova gross production to average approximately 77,000 barrels per day in the first quarter of 2006, approximately 42,000 barrels per day lower than originally expected. Second quarter gross production is expected to average approximately 83,000 barrels per day, down approximately 32,000 barrels per day.

Petro-Canada’s share of Terra Nova production is expected to average approximately 26,000 barrels per day in the first quarter of 2006, approximately 15,000 barrels per day lower than originally expected. Second quarter production is expected to average 28,000 barrels per day, down by approximately 11,000 barrels per day.

The Terra Nova oil field is operated by Petro-Canada, and is located 350 kilometers east-southeast of St. John’s, NL.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
John Downton	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada - St. John’s, NL	Petro-Canada - Calgary, AB
Tel: 709-778-3692	Tel: 403-296-7691

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.